SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MATERIAL FACT

São Paulo, SP, Brazil, January 23, 2019 - GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”) informs to the market that received today GWI Group’s information below:

“Complementing the Material Fact released by Gafisa on January 22, 2019, the GWI Group which controls GWI Asset Management S.A. (“GWI”), after analyzing possible alternatives to comply with the Company’s Bylaws provisions, current macroeconomic conditions and Gafisa’s outlook, as well as market reaction to the material fact released yesterday, hereby informs that it will sell in the shortest possible time all the shares exceeding 50% of common shares issued by the Company.

GWI Group reiterates its commitment to transparency with the market and alignment to the best interests of Gafisa.

Having nothing to add, we remain at your disposal for any further clarification”.

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive Officer, Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 23, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer